04031308

JUN 4 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 10 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

PROCESSED
JUN 08 2004
THOMSON FINANCIAL

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

Part II - Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated

---

* Previously furnished.

** Furnished herewith.

February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited Off-market bid by TABCORP Investments No.4 Pty Ltd Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-

* Previously furnished.

** Furnished herewith.

market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.**

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.**

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________

Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________

Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAB Request for Trading Halt'.*	
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*	
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*	
AA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*	
BB	ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
CC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*	
DD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.**	
EE	ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd Second Supplementary Bidder's Statement'.**	
FF	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.**	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit DD

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme *Tab Limited ("Tab")*

ACN/ARSN *081 765 308*

1. Details of substantial holder (1)

Name *See Annexure A*
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on (d/m/y) *See Annexures A and C*

The previous notice was given to the company on (d/m/y) *1/6/2004*

The previous notice was dated (d/m/y) *1/6/2004*

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*23,731,476*	*5.26%*	*30,917,388*	*6.85%*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

10

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name *Peter Caillard* capacity *Director*

sign here [signature] date *3/6/2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 3 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: Peter Caillard

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 June 2004

1. Details of substantial holders

(a) TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4").

(b) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(c) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of the substantial holders are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

12

3. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the ***Offers***) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by a supplementary bidder's statement dated 4 May 2004. See Annexures C and D for details	Consideration will be provided by TABCORP Investments No.4 in accordance with the terms of the Offers, if the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived See Annexure D for details	See Annexure C	See Annexure C
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

4. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4 (upon the conditions of the Offers being satisfied or waived)	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares. TABCORP Investments No.4 will not become the registered holder of those shares unless the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived	30,917,388 ordinary shares	30,917,388
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 June 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	Address
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Structured Data Systems Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.3 Pty Ltd (ACN 108 097 114)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004

Name of entity	Address
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: Peter Caillard

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 June 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
1/6/04	3,653,588 ordinary shares	3,653,588
2/6/04	3,532,324 ordinary shares	3,532,324

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 3 June 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.
2. Acceptance Form for CHESS holdings – Australian shareholders.
3. Acceptance Form for issuer sponsored holdings - Australian shareholders.
4. Acceptance Form for CHESS Holdings – Overseas shareholders.
5. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

Exhibit EE

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

3 June 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

SECOND SUPPLEMENTARY BIDDER'S STATEMENT

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), is a copy of the second supplementary bidder's statement in relation to Bidder's off-market bid (the ***Bid***) for all of the ordinary shares in Tab Limited. The supplementary bidder's statement supplements the bidder's statement dated 2 April 2004, and the first supplementary bidder's statement dated 4 May 2004, in relation to the Bid.

Peter Caillard
Company Secretary

Second Supplementary Bidder's Statement

By TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

in relation to its off-market bid for Tab Limited (ABN 17 081 765 308)

1. Introduction

This document is a supplementary bidder's statement under section 643 of the *Corporations Act 2001* (Cth) (***Corporations Act***). It is the second supplementary bidder's statement (***Second Supplementary Bidder's Statement***) issued by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709) (***TABCORP***), in relation to Bidder's takeover bid (***Offer***) for all of the fully paid ordinary shares (***Tab Shares***) in Tab Limited (ABN 17 081 765 308) (***Tab***).

This Second Supplementary Bidder's Statement supplements, and should be read together with, the Bidder's Statement dated 2 April 2004 (***Original Bidder's Statement***) and the supplementary bidder's statement dated 4 May 2004 (***First Supplementary Bidder's Statement***) in relation to the Offer.

Words defined in the Original Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement, unless the context requires otherwise. The rules of interpretation set out in section 12.2 of the Original Bidder's Statement also apply to this Second Supplementary Bidder's Statement, unless the context requires otherwise.

2. Overview

In this Second Supplementary Bidder's Statement, Bidder supplements the Original Bidder's Statement and the First Supplementary Bidder's Statement to take into account certain events which have occurred since the date those documents were lodged with ASIC, being:

- an announcement by Tab that the Tab Board now unanimously recommends that Tab Shareholders accept the Offer, in the absence of a superior proposal (see section 3 below for further details);
- an announcement by TABCORP that Bidder will increase the cash component of the Offer consideration to $2.10 per Tab Share, but only if, at or before the end of the Offer Period, Bidder obtains a relevant interest in at least 90% of the Tab Shares (see section 4 below for further details);
- the receipt by TABCORP and Bidder of letters from the NSW Racing Minister stating that the NSW Racing Minister will nominate Bidder as the Nominated Company, subject to Bidder receiving acceptances under the Offer for more than 50% of the Tab Shares, and relating to sections 43(2) and 43A(1) of the Totalizator Act (as proposed to be amended by the Totalizator Amendment Act) (see section 5 below for further details);

- the entry by TABCORP and Bidder into an agreement with the State of New South Wales providing for certain matters in connection with the Offer (see section 6 below for further details);
- the execution of the Loan Facility Agreement described in section 6.5 of the Original Bidder's Statement (see section 7 below for further details); and
- the declaration by Bidder that the Offer is free of certain of the defeating conditions to the Offer (see section 8 below for further details).

3. Tab Board Unanimously Recommends Acceptance of the Offer

In a joint announcement with TABCORP on 27 May 2004, the Tab Board announced that it unanimously recommends that Tab Shareholders accept the Offer, in the absence of a superior proposal (which the Tab Board considers unlikely). All of the directors of Tab who hold Tab Shares have indicated that they intend to accept the Offer in relation to those shares.

These statements by the Tab Board were made in conjunction with the announcement by TABCORP of the proposed conditional increase in the Offer consideration, as described in section 4 of this Second Supplementary Bidder's Statement.

4. Conditional Increase in Offer Consideration

4.1 Announcement on 27 May 2004

On 27 May 2004, TABCORP announced that Bidder would increase the cash component of the Offer consideration by 10 cents per Tab Share (the ***Additional Cash Consideration***) to $2.10 per Tab Share. However, that increase will only occur if, at or before the end of the Offer Period, Bidder obtains a relevant interest in at least 90% of the Tab Shares (***Increase Requirement***).

The Increase Requirement only applies to the provision of the Additional Cash Consideration, and does not have any impact on the Offer becoming free of the defeating conditions referred to in section 10.7 (a number of which have already been satisfied or waived – see sections 7 and 8 of this Second Supplementary Bidder's Statement), or the payment of the original consideration (the ***Original Consideration***) offered under the Offer, which is $2.00 cash, and between 0.20 and 0.22 TABCORP Shares, per Tab Share, on the terms set out in the Original Bidder's Statement.

4.2 References to the Offer consideration in the Original Bidder's Statement

As a result of the announcement of the conditional increase in the Offer consideration referred to in section 4.1, certain consequential amendments to the Original Bidder's Statement are required to be made, as follows:

- Certain changes are required to be made to the terms of the offers made under the Offer (as set out in section 10 of the Original Bidder's Statement). Those changes will be contained in a notice of variation (the ***Notice of Variation***) issued by Bidder pursuant to section 650D(1) of the Corporations Act. At the latest, the Notice of Variation will be issued and sent to Tab Shareholders as soon as practicable (which will be no more than 10 business days) after the Increase Requirement is satisfied.

- All references in the Original Bidder's Statement (other than in section 10 of the Original Bidder's Statement which will be amended by the Notice of Variation) to the cash component of the Offer are taken to be followed by the following statement:

  > The cash component of the Offer consideration will be increased to $2.10 for each Tab Share if, at or before the end of the Offer Period, Bidder obtains a relevant interest in at least 90% of the Tab Shares.

  References to the cash component of the Offer are included in the Letter from the Chairman of TABCORP on page 1, as well as on pages 2, 4, 6, 10 and 16, of the Original Bidder's Statement.

- The references on pages 5, 14 and 16 of the Original Bidder's Statement to the consideration that will be received by a Tab Shareholder who holds 257 Tab Shares and accepts them into the Offer (assuming that the Offer becomes, or is declared, unconditional) are taken to be followed by the following statement:

  > If, at or before the end of the Offer Period, Bidder obtains a relevant interest in at least 90% of the Tab Shares, the cash component of the Offer consideration will be increased so that you will also be entitled (subject to the same assumptions) to an additional 10 cents per Tab Share, so the amount of cash that you will receive in total in relation to your acceptance will be increased from $514 to $539.70.

4.3 References to the implied value of the Offer in the Original Bidder's Statement

The Original Bidder's Statement contemplates that the Offer has an implied value of $4.50 per Tab Share, assuming a TABCORP Share price of between $11.36 and $12.50 and subject to the effects of rounding.

All references to the implied value of the Offer in the Original Bidder's Statement are now taken to be followed by the following statement:

> Based on the closing price of TABCORP Shares on ASX on 2 June 2004 of $13.62, unless Bidder obtains a relevant interest in at least 90% of the Tab Shares at or before the end of the Offer Period, the implied value of the Offer is $4.72 per Tab Share.
>
> If, at or before the end of the Offer Period, Bidder does obtain a relevant interest in at least 90% of the Tab Shares, the cash component of the Offer consideration will be increased by 10 cents cash per Tab Share. Based on the closing price of TABCORP Shares on ASX on 2 June 2004 of $13.62, and assuming that Bidder obtains a relevant interest in at least 90% of the Tab Shares and that such a TABCORP Share closing price were applicable once the increase in the consideration occurs, the implied value of the Offer at that time would be $4.82 per Tab Share.

References to the implied value of the Offer are included in the Letter from the Chairman of TABCORP on page 1, as well as on pages 2 to 6, 9 and 16, of the Original Bidder's Statement.

4.4 Payment of the Additional Cash Consideration if the Increase Requirement is satisfied

If the Offer becomes, or is declared, unconditional and the Increase Requirement is satisfied, the Additional Cash Consideration to which Tab Shareholders who have validly accepted the Offer will become entitled will be paid (subject to clause 10.6 of the Original Bidder's Statement) in accordance with the following:

- if the Original Consideration has already been paid to the relevant Tab Shareholder, the Additional Cash Consideration will be despatched with the Notice of Variation; and

- if the Original Consideration has not yet been paid to the relevant Tab Shareholder, the Additional Cash Consideration will be despatched with the Original Consideration (or, in any event, no later than the last day for payment of the Original Consideration),

unless the Notice of Variation is despatched before the Increase Requirement is satisfied. If that is the case, the Additional Cash Consideration will be paid in accordance with the terms set out in the Notice of Variation, which will require payment to be made no more than one month after the Increase Requirement is satisfied.

The reference on page 17 of the Original Bidder's Statement to the time for payment of the consideration under the Offer must be read subject to the disclosures in this section 4.4.

4.5 Funding arrangements

In light of the fact that the Additional Cash Consideration will be provided to Tab Shareholders if the Increase Requirement is satisfied, section 6.4 of the Original Bidder's Statement is taken to be amended by deleting the references to '$902.2 million', '$3.4 million' and '$905.6 million' and replacing them with '$947.3 million', '$3.5 million' and '$950.8 million' respectively.

In addition, TABCORP and Bidder confirm that the statements made in sections 6.5 and 6.6 of the Original Bidder's Statement concerning the funding of the cash required by Bidder in relation to the Offer continue to apply even if the Increase Requirement is satisfied and Bidder becomes obliged to provide the Additional Cash Consideration.

4.6 Leverage of the Merged Group

If the Increase Requirement is satisfied, section 8.6(j) of the Original Bidder's Statement will be taken to be amended by deleting the reference to '$3,042 million' and replacing it with '$3,066 million'.

4.7 No material impact on pro-forma financial information

If the Increase Requirement is satisfied, TABCORP and Bidder are of the view that the consequent increase in the cash component of the Offer consideration will not have a material impact on the *pro-forma financial information contained in sections* 5.2, 5.3 *and* 5.5 *of the Original Bidder's* Statement.

Notwithstanding the above, it should be noted that, having regard to the information currently available to TABCORP and Bidder, the capitalised redundancy costs of $14.1 million identified in sections 5.2(a)(vi) and 5.5(b)(i) of the Original Bidder's Statement may instead be partially or fully expensed and included as part of the non-recurring items in the Merged Group's financial statements. TABCORP and Bidder are of the view, however, that such an approach would not have a material net impact on the pro-forma financial information contained in sections 5.2, 5.3 and 5.5 of the Original Bidder's Statement.

5. Letters from NSW Racing Minister

5.1 Nomination of Bidder as Nominated Company

The NSW Racing Minister, in a letter to TABCORP and Bidder dated 18 May 2004 (***Nomination Letter***), has confirmed that, if Bidder receives acceptances under the Offer for more than 50% of the Tab Shares, he will, upon the Totalizator Amendment Act being proclaimed and commencing operation, promptly nominate Bidder as the Nominated Company for the purposes of section 37A of the Privatisation Act (as amended by the Totalizator Amendment Act) and therefore for the purposes of the Totalizator Act (as amended by the Totalizator Amendment Act).

As a consequence, the conditions in sections 10.7(b)(i) and (ii) of the Original Bidder's Statement are expected to be fulfilled, and Bidder is expected to become the Nominated Company, if Bidder receives acceptances under the Offer for more than 50% of the Tab Shares.

As a consequence of the matters set out in the Nomination Letter, the references in the Original Bidder's Statement (on pages 2, 8, 18, 120 and 125) to the general conditions that will need to be satisfied in order for a company to become the Nominated Company should be read in light of the disclosure in this section 5.1.

5.2 Arrangements with NSW Racing

As disclosed in the First Supplementary Bidder's Statement, on 23 April 2004 TABCORP and NSW Racing entered into an amendment deed (***Amendment Deed***) under which certain amendments were made to the Racing Heads of Agreement. The material terms of the Amendment Deed are discussed in section 6 of the First Supplementary Bidder's Statement, and the other material terms of the Racing Heads of Agreement are discussed in section 9.7 of the Original Bidder's Statement.

Pursuant to the Amendment Deed, TABCORP and NSW Racing have agreed to use their best endeavours to enter into, by 23 June 2004, more formal arrangements (referred to as the New NSW Racing Arrangements in the Original Bidder's Statement) to give effect to the commercial terms agreed under the Racing Heads of Agreement (as amended by the Amendment Deed). As outlined in sections 8.6(n) and 9.6(a) of the Original Bidder's Statement, if Bidder becomes the Nominated Company it will become a condition of the Tab Totalizator Licences, pursuant to section 43A(1) of the Totalizator Act (as amended by the Totalizator Amendment Act), that the New NSW Racing Arrangements are put in place and given effect to.

Notwithstanding the timing agreed under the Amendment Deed, it is possible that Bidder might become the Nominated Company prior to the New NSW Racing Arrangements being entered into by TABCORP and NSW Racing. If that occurred, the NSW Racing Minister would be permitted to take action against Tab for a breach of the licence condition imposed by section 43A(1) of the Totalizator Act (as amended by the Totalizator Amendment Act).

In addition, as discussed in sections 8.6(n) and 9.7(a)(ix) of the Original Bidder's Statement, in those circumstances NSW Racing might become entitled to terminate the Racing Distribution Agreement with Tab (referred to as the Current NSW Racing Arrangements in the Original Bidder's Statement), if Tab were de-listed from ASX. If that occurred, the NSW Racing Minister would also be permitted to take action against Tab for a breach of the licence condition imposed by section 43(2) of the Totalizator Act, which currently requires Tab to give effect to the Racing Distribution Agreement.

However, the NSW Racing Minister has provided a 'comfort letter' dated 18 May 2004 to TABCORP and Tab (***Comfort Letter***) pursuant to which the NSW Racing Minister has indicated that it would not be his intention to take any action against Tab in the event that the licence conditions under section 43(2) or 43A(1) of the Totalizator Act (as amended by the Totalizator Amendment Act) are breached, provided that the New NSW Racing Arrangements are entered into within a reasonable time after Bidder becomes the Nominated Company.

On the basis of the matters agreed with NSW Racing under the Racing Heads of Agreement (as amended by the Amendment Deed), TABCORP is confident that the New NSW Racing Arrangements will be entered into within a reasonable time after Bidder becomes the Nominated

Company (if not before). Accordingly, and given the NSW Racing Minister's stated intentions in the Comfort Letter, on 19 May 2004 Bidder declared the Offer free from the defeating condition to the Offer in section 10.7(b)(iii) of the Original Bidder's Statement relating to the entry into the New NSW Racing Arrangements.

As a consequence of the matters set out above, the references in the Original Bidder's Statement (in the Letter from the Chairman of TABCORP on page 1, as well as on pages 2, 8, 18, 110, 115 and 121) to the requirement for entry into the New NSW Racing Arrangements should be read in light of the disclosure in this section 5.2.

6. Agreement with the State of New South Wales

TABCORP, Bidder and the NSW Racing Minister (for and on behalf of the State of New South Wales) executed an agreement on 18 May 2004 (***Agreement***). The material terms of the Agreement, which will apply if Bidder becomes the registered holder of at least 50% of the Tab Shares, are summarised below.

(a) Amendments to TABCORP's Constitution

TABCORP has agreed to use its best endeavours, by proposing to its shareholders the necessary resolutions at its next annual general meeting and taking other necessary steps, to procure the amendment of its constitution to include provisions which deal with the following matters:

- A prohibition on a person's voting power in TABCORP exceeding the limit of 10% (or such other limit prescribed by the Totalizator Act and/or the Privatisation Act), as the Totalizator Act (as amended by the Totalizator Amendment Act) will make it a condition of the Tab Totalizator Licences that no person has a prohibited shareholding interest in TABCORP (see section 9.6(a) of the Original Bidder's Statement).
- The power for TABCORP to require a shareholder to provide additional information where it is suspected a person's voting power exceeds the prescribed limit referred to above.
- The power for the TABCORP Board to suspend the dividend and voting rights attached to TABCORP Shares where the relevant shareholder does not provide the required additional information.
- A process for the compulsory disposal of TABCORP Shares where a person's voting power exceeds the prescribed limit referred to above.
- The power for the TABCORP Board to enforce the disposal of TABCORP Shares where the continued ownership of those shares by a particular person may prejudice the ability of the Merged Group to continue to hold licences under the Totalizator Act and/or the Privatisation Act.

TABCORP's constitution already contains similar provisions to those referred to above having regard to the requirements of the Gaming and Betting Act and the requirements of the NSW Casino Control Authority (in relation to the TABCORP Group's ownership of Star City Casino) and the Queensland government (in relation to the TABCORP Group's ownership of the Jupiters Group and its associated casinos). Details of the existing shareholding restrictions applicable to TABCORP, and the similar provisions presently contained in TABCORP's constitution, are set out in sections 1.5(c) and (d) of the Original Bidder's Statement.

(b) Divestment of Tab Gaming Division

Under the Agreement, TABCORP has acknowledged that the State of New South Wales will require that Tab divest the Tab Gaming Division to a person who is not a related body corporate of TABCORP or Tab and who is approved by the NSW Racing Minister, within 18 months after the end of the Offer Period. This requirement is discussed in further detail in section 4.3(c) of the Original Bidder's Statement. TABCORP has also confirmed that, pending the divestment, it is prepared to procure that the Tab Gaming Division is transferred to a separate subsidiary of Tab, if required by the NSW Racing Minister and if TABCORP is legally entitled to do so, for the purposes of ensuring the confidentiality of, and restricting the use of, information obtained from the Tab Gaming Division.

7. Execution of Loan Facility Agreement

The Loan Facility Agreement, being the formal agreement relating to the Loan Facility to be used by Bidder to settle acceptances under the Offer, was executed by the Banks, Bidder and other TABCORP Group members on 14 May 2004. The material terms of the Loan Facility Agreement, as executed, are the same as those described in section 6.5 of the Original Bidder's Statement.

As a consequence of the execution of the Loan Facility Agreement, the defeating condition in section 10.7(j)(i) of the Original Bidder's Statement was fulfilled and Bidder gave notice of that fulfilment on 17 May 2004.

On 19 May 2004, Bidder declared the Offer free from the defeating condition to the Offer in section 10.7(j)(ii) of the Original Bidder's Statement. Bidder did so on the basis that the majority of the conditions precedent to the availability of funds under the Loan Facility Agreement have been satisfied and, in relation to the remainder of those conditions precedent that are not within the sole control of the TABCORP Group, TABCORP and Bidder are confident that they will be satisfied prior to Bidder being required to draw down funds under the Loan Facility Agreement and settle acceptances under the Offer.

Although the absence of the occurrence of any event of default under the Loan Facility Agreement, and the continued truth of certain representations made by TABCORP and Bidder under the Loan Facility Agreement, remain as conditions precedent to Bidder's ability to draw down funds under the Loan Facility Agreement, in most instances the satisfaction of those conditions precedent is (and will be) within the control of the TABCORP Group. To the extent that events outside the control of the TABCORP Group could result in those conditions precedent not being satisfied, TABCORP and Bidder believe that the likelihood of those events occurring, or having the requisite material adverse effect, is very low.

As a result, TABCORP and Bidder believe that the risk referred to in section 8.6(l) of the Original Bidder's Statement is unlikely to eventuate.

8. Waiver of Conditions

On 19 May 2004, Bidder declared the Offer free of certain of the defeating conditions to the Offer, namely:

- the condition in section 10.7(b)(iii) of the Original Bidder's Statement (arrangements with NSW Racing);

- the conditions in sections 10.7(c)(i) and (ii) of the Original Bidder's Statement (ACCC);
- the condition in section 10.7(d) of the Original Bidder's Statement (other Regulatory Approvals);
- the condition in section 10.7(e) of the Original Bidder's Statement (no regulatory actions); and
- the condition in section 10.7(j)(ii) of the Original Bidder's Statement (financing condition).

Further details of the basis for Bidder freeing the Offer from the condition in section 10.7(b)(iii) of the Original Bidder's Statement are set out in section 5.2 above. Further details of the basis for Bidder freeing the Offer from the condition in section 10.7(j)(ii) of the Original Bidder's Statement are set out in section 7 above.

In relation to the other conditions, Bidder is satisfied that all necessary Regulatory Approvals in connection with the Offer have been or will on a timely basis be obtained, and that no action by a Regulatory Authority (including the ACCC) is likely in connection with the Offer.

9. Other

9.1 Lodgment with ASIC

A copy of this Second Supplementary Bidder's Statement was lodged with ASIC on 3 June 2004. This Second Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Original Bidder's Statement or the First Supplementary Bidder's Statement. Neither ASIC nor any of its officers takes any responsibility for the contents of this Second Supplementary Bidder's Statement.

9.2 Authorisation

This Second Supplementary Bidder's Statement has been approved by a unanimous resolution passed by the directors of Bidder.

9.3 Consents

This Second Supplementary Bidder's Statement contains statements made by, or statements based on statements made by, TABCORP. TABCORP has consented to being named in this Second Supplementary Bidder's Statement and has consented to the inclusion of:

- each statement it has made; and
- each statement which is said in this Second Supplementary Bidder's Statement to be based on a statement it has made,

in the form and context in which the statements have been included, and has not withdrawn that consent.

In addition, this Second Supplementary Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX by Tab (in particular, the joint announcement by Tab and TABCORP to ASX on 27 May 2004) (see sections 2 and 3). Under the terms of ASIC Class Order 01/1543, neither Tab nor the Tab Board is required to consent to, and neither of them has consented to, the inclusion of those statements, or of statements based on those statements, in this Second Supplementary Bidder's Statement. As required by Class Order 01/1543, Bidder will provide a copy of those documents (or relevant extracts) free of charge to Tab Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), Tab Shareholders may telephone the TABCORP Offer information line on 1800 010 202 (toll-free within Australia) or on +61 2 9240 7442 (from outside Australia).

Dated 3 June 2004

Signed for and on behalf of **TABCORP Investments No.4 Pty Ltd** by:

Matthew Slatter

Director

Exhibit FF

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme *Tab Limited ("Tab")*

ACN/ARSN *081 765 308*

1. Details of substantial holder (1)

Name *See Annexure A*
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on (d/m/y) *See Annexures A and C*

The previous notice was given to the company on (d/m/y) *3/6/2004*

The previous notice was dated (d/m/y) *3/6/2004*

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*30,917,388*	*6.85%*	*35,517,964*	*7.87%*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name *Peter Caillard* capacity *Director*

sign here [signature] date *4/6/2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 3 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 4 June 2004

1. Details of substantial holders

(a) TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4").

(b) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(c) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of the substantial holders are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

3. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the ***Offers***) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by supplementary bidder's statements dated 4 May 2004 and 3 June 2004. See Annexures C and D for details	Consideration will be provided by TABCORP Investments No.4 in accordance with the terms of the Offers, if the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived See Annexure D for details	See Annexure C	See Annexure C
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

4. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4 (upon the conditions of the Offers being satisfied or waived)	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares. TABCORP Investments No.4 will not become the registered holder of those shares unless the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived	35,517,964 ordinary shares	35,517,964
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 4 June 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	**Address**
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Structured Data Systems Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.3 Pty Ltd (ACN 108 097 114)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004

Name of entity	Address
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: Peter Caillard

Peter Caillard (Director of TABCORP Investments No.4)

Date: 4 June 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
3/6/04	4,600,576	4,600,576

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: Peter Caillard

Peter Caillard (Director of TABCORP Investments No.4)

Date: 4 June 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.
2. Acceptance Form for CHESS holdings – Australian shareholders.
3. Acceptance Form for issuer sponsored holdings - Australian shareholders.
4. Acceptance Form for CHESS Holdings – Overseas shareholders.
5. Acceptance Form for issuer sponsored holdings – Overseas shareholders.